Exhibit 99.1

Ballard Announces Strategic Realignment to Strengthen Commercial Focus and Achieve Positive Cash Flow Under New Leadership

VANCOUVER, BC, July 31, 2025 /CNW/ - Ballard today announced the launch of a bold strategic realignment led by newly appointed President and CEO, Marty Neese, to position the Company for disciplined growth, sharper market execution, and stronger financial performance in line with current commercial realities. This decisive shift reflects an important leadership agenda and marks a fundamental reset in how the Company operates, prioritizes innovation, and delivers value to customers, given the current market dynamics.

"Today's plan is not about waiting for a market to emerge - it's about focusing on the market that is," said Mr. Neese. "We are aligning the Company around real, near-term opportunities where we have proven product-market fit and clear customer value, while driving toward a sustainable business model rooted in operational excellence and margin discipline."

The realignment is grounded in a robust assessment of customer needs, market dynamics, and Ballard's own capabilities. With a strong balance sheet, high-performing products, and world-class customers, Ballard is shifting from aspirational growth to commercially validated execution which emphasizes Total Cost of Ownership, scalability, and measurable returns for customers.

Key elements of the strategic realignment include:

•	Path to Positive Cash Flow: A core outcome of the realignment is a structured plan to achieve positive cash flow by year-end 2027, through enhanced cost discipline, market prioritization, pricing improvements, and optimized working capital.
•	Operational Efficiency: Ballard expects to reduce annualized operating costs by at least 30% in 2026 relative to the first half of 2025, through immediate workforce adjustments, tighter portfolio integration, and streamlined operations.
•	Sharpened Market and Product Focus: Ballard plans to prioritize fuel cell products with the strongest commercial traction, discontinue non-core programs, and focus product development on efforts to reduce system costs, accelerate next-gen stack readiness, and drive higher-margin offerings.
•	Margin Expansion Initiatives: Ballard is targeting enhanced gross margins through lower product costs, value-based pricing, and elevated customer service.
•	Disciplined Capital and Cash Management: Ballard plans to continue limiting capital expenditures and rigorously manage cash, with a focus on inventory optimization and working capital control, to sustain financial strength. As of June 30, 2025, the Company held approximately $550 million in cash and cash equivalents.

"Our strategy is grounded in focus, execution, and value," Mr. Neese continued. "We are building a company that is not just innovative, but commercially durable. One that serves customers today with clarity and delivers shareholder value through prudent growth."

While the plan involves difficult decisions, including workforce reductions, the Company remains committed to supporting impacted employees through the transition and honoring their contributions to its journey.

Marty Neese concluded, "We remain steadfast in our belief that hydrogen and fuel cells are essential to decarbonizing global mobility. This realignment ensures we can lead in this transition - not with hope in a future market, but with discipline, readiness, and focus."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning, anticipated outcomes of restructuring activities, product development efforts, product pricing initiatives, and impacts to cash flow, operating expenses and capital expenditures. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information

Sumit Kundu - Investor Relations, +1.604.453.3517 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0000933777

CO: Ballard Power Systems Inc.

CNW 17:00e 31-JUL-25